November 20, 2024

Allen Davidoff
President and Chief Executive Officer
XORTX Therapeutics Inc.
3710   33rd Street NW
Calgary, Alberta, Canada T2L 2M1

       Re: XORTX Therapeutics Inc.
           Registration Statement on Form F-1
           Filed November 15, 2024
           File No. 333-283275
Dear Allen Davidoff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Nicole A. Edmonds